EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement Nos. 333-56035 and 333-129881 on Form S-8 of our reports dated March 9, 2009, relating to the consolidated financial statements and consolidated financial statement schedule of Weyco Group, Inc. and subsidiaries (the “Company”) and, the effectiveness of the Company’s internal control over financial reporting, (which report on the Company’s consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of Statement of Financial Accounting Standards No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans” on December 31, 2006) appearing in and incorporated by reference in the Annual Report on Form 10-K of Weyco Group, Inc. for the year ended December 31, 2008.

/s/ Deloitte and Touche, LLP

Milwaukee, Wisconsin
March 9, 2009